Exhibit 99.1

Shay Evron, Acting CEO & CFO Metalink Ltd. Tel: 972-3-7111690 Fax: 972-3-7111691 Shay.Evron@il.gt.com

Metalink Plans to Conduct a Voluntary Liquidation
and Return Net Cash to Shareholders

** Shareholder Approval Required to Proceed with Liquidation;
 Total Process Estimated to Take 6-12 Months after Approval **

Tel-Aviv, Israel, June 27, 2016 - Metalink Ltd. (OTCQB: MTLK), today announced that its Board of Directors has approved a plan to voluntary liquidate the Company and distribute all of its net cash to shareholders on a pro rata basis.

Net of all anticipated wind-down and liquidation expenses, Metalink anticipates approximately $3.50 million to $4.05 million in net cash available for distribution among all holders of ordinary shares after the Company's liquidation process is complete. Since Metalink has approximately 2.7 million shares outstanding, the anticipated net cash available for distribution among all holders of ordinary shares would be between $1.30 to $1.50 per share.

The liquidation requires approval by shareholders (75% of all shares voted) as well as the satisfaction of additional legal requirements. In addition, as an Israeli corporation, Metalink's cash distributions upon liquidation may be subject to Israeli withholding tax at a rate of up to 30%, if applicable.

A shareholders' meeting to authorize the Company's voluntary liquidation is tentatively targeted for August 2016. Metalink will publicly announce the shareholders' meeting date and, in connection therewith, will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) on Form 6-K, which may be obtained for free from the SEC's website at www.sec.gov. Shareholders are urged to read the proxy materials, once available, because they will contain important information about the liquidation, including its process, timing and certain tax consequences.

ABOUT METALINK

Metalink shares are quoted on OTCQB under the symbol “MTLK”. For more information, please see our public filings at the SEC's website at www.sec.gov.

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SAFE HARBOR STATEMENT

 This press release contains “forward looking statements” within the meaning of the United States securities laws. Words such as “aim,” "expect," "estimate," "project," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the liquidation plan of the Company, the amount of cash that will be returned to shareholders, the timing of a liquidation process, the timing of liquidation distribution(s), and other matters set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.